Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published an "Announcement on Appointment of the Senior Management of China Southern Airlines Company Limited" on Shanghai Stock Exchange, the full texts of the announcement are set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

27 March 2015

As at the date of this announcement, the Directors include Si Xian Min, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Wei Jin Cai, Ning Xiang Dong, Liu Chang Le and Tan Jin Song as independent non-executive Directors.

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Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2015-006

Announcement on Appointment of the Senior Management of

China Southern Airlines Company Limited

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain any misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

According to the provisions of the Articles of Association of China Southern Airlines Company Limited (the “Company”), the Board passed the following resolution by means of written resolution on 27 March 2015:

Appointing Mr. Xiao Li Xin as the Chief Accountant and Chief Financial Officer of China Southern Airlines Company Limited.

The number of Directors supposed to be present was 10, of which 10 attended in person. The Directors approved the above resolution unanimously after consideration. The manner and procedures for considering the relevant resolution were in compliance with the provisions of the Company Law and the Articles of Association of the Company.

Opinion of the Independent Directors:

The above candidate for the Chief Accountant and Chief Financial Officer of the Company meets the relevant qualifications required by the Company Law and the Articles of Association of the Company, the nomination and engagement procedures comply with the provisions of the Company Law and the Articles of Association of the Company, the engagement of the above candidate by the Board is consented to.

Independent Directors: Wei Jin Cai, Ning Xiang Dong, Liu Chang Le and Tan Jin Song

The Board of

China Southern Airlines Company Limited

27 March 2015

Attached: Profile of Mr. Xiao Li Xin

Mr. Xiao Li Xin, aged 48. Mr. Xiao graduated from GuangDong Academy of Social Sciences with a master’s degree in economics and then obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. He is a qualified senior accountant and a certified public accountant. Mr. Xiao began his career in July 1991 and served as the General Manager Assistant, Deputy General Manager, General Manager and Deputy Secretary of the General Party Branch of the Finance Department of China Southern Airlines Company Limited. He served as the Deputy Chief Accountant and General Manager of the Finance Department of China Southern Airlines Company Limited from March 2007 to October 2007. He served as the Director, General Manager and Secretary of the General Party Branch of Southern Airlines Group Finance Company Limited from October 2007 to February 2008. He served as the Director, General Manager and Party Secretary of Southern Airlines Group Finance Company Limited from February 2008 to March 2015. He concurrently held the positions of the Director and Vice Chairman of Air Union Insurance Brokers Co., Ltd. from March 2012 to March 2015.

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